Mail Stop 3561

August 8, 2007

Via U.S. Mail

Jason Reid
President and Chief Executive Officer
Coda Octopus Group, Inc.
164 West, 25th Street, 6th Floor
New York 10001

Re: Coda Octopus Group, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed July 25, 2007
File No. 333-143144

Dear Mr. Reid,

We have reviewed your responses to the comments in our letter dated June 18, 2007 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Outside Back Cover Page of Prospectus

1. We reissue prior comment 2. Please note that the delivery obligation applies to all dealers, whether or not participating in this offering. And this is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters.   Please include the dealer prospectus delivery obligation language required by Item 502(b) of Regulation S-B.

Prospectus Summary, page 1

2. In response to our prior comment 5, you state that you believe you have the first mover advantage in 3-D sonar markets based on, among other things, extensive and successful testing in this area that date back almost two decades as well as broad customer acceptance. We note, however, that your company was formed in 1994 and the disclosure on page 19 states that 3-D sonar is "currently in the early stages of adoption . . .."   Please discuss in greater detail, in the business section, your extensive and successful testing in this area that dates back two decades as well as your broad customer acceptance.

3. Please also clarify here that you do not have any government sales in the US nor do you have any port security solution contracts.

4. We reissue prior comment 6, in part. Please disclose the amount of your working capital and the amount of your accumulated deficit.

Management's Discussion and Analysis or Plan of Operation, page 9

Liquidity and Capital Resources, page 16

5. We note your plan to move from loss to profit in the short term involves completing your first government sales in the US and gain your first port security solution contract. Please tell us the status of the progress of the US government sales and the port security solution contract.

Security Ownership of Certain Beneficial Owners and Management, page 41

6. We reissue prior comment 22. We note that there is a 4.9% ownership limitation with each of the beneficial owners, but the limitation may be changed to 9.9%. Please advise whether and how you will update the beneficial ownership table after the registration statement is declared effective.

Certain Relationships and Related Transactions, page 47

7. We reissue prior comment 23. Please provide the approximate dollar value of the amount of Vision Opportunity's interest in the repurchase of 18,181 shares of Series B Preferred Stock, including the fair value of the warrants that were issued but remain in Vision's ownership. And again, please revise all related party transactions to disclose the approximate dollar value of the amount of the related party's interest in the transaction. See Item 404(a)(4) of Regulation S-B.

8. As a follow up to the comment above, please explain why the company repurchased the 18,181 shares from Vision and why it paid approximately $1.8 million dollars more than the aggregate purchase price Vision paid for the shares. Please disclose what consideration, if any, the company received for the $1.8 million dollars. Please provide any other information regarding the transaction that is material to investors in light of the circumstances of the transaction. Refer to Item 404(a)(6) of Regulation S-B.

9. Please clarify how Ulysses Financial LLC is related. Also, disclose the two officers for the issuance of 164,000 shares of your common stock in April 2007 and clarify whether the 5 year warrants are for each to purchase 164,000 shares. If not, please disclose the shares each is allowed to purchase under the warrants.

10. We bring your attention to Note 9 of the financial statements. Please disclose the related transactions or advise why they need not be disclosed.

Financial Statements as of October 31, 2006

Note 10 – Acquisition, page F-14

11. We note the response to our prior comment 30 and your belief that the material identifiable assets in the Martech acquisition did not meet the separability criteria for recognition apart from goodwill and other identifiable intangibles, such as customer and supplier related relationships, that would be recognized separately were immaterial. As Martech is a contract-based business, it is unclear whether you specifically considered the amount of order or production backlog that existed at the date of acquisition for recognition as an intangible asset apart from goodwill. Please refer to the guidance in Appendix A (paragraph A.14.b(2)) of SFAS 141. Notwithstanding your response, please expand the notes to the financial statements to discuss management's evaluation of identifiable intangible assets that would be recognized apart from goodwill and your conclusions, thereto. Please advise and revise your consolidated financial statements, accordingly.

Financial Statements as of April 30, 2007

Note 1 – Liquidity, page F-23

12. In view of the material amount of cash & cash equivalents that comprise approximately 35% of your total assets at April 30, 2007, please expand the note to detail the nature of the cash equivalent assets included in this balance sheet account as well as any risks (fair value, credit, etc.) associated with these assets.

Note 3 – Intangible Assets and Goodwill, page F-24

13. We note your reference to an independent consultant and/or appraiser that was used to determine the fair values of your acquired assets, intangibles and goodwill, both herein and in Note 10. If management prefers to make reference to a specialist, please identify the consultants in the "Experts" section of the document and include their consent in the document. In the alternative, you may delete the reference to the independent appraiser.

Miller and Hilton, Inc.

Note 5 – Stock Subscription Note Receivable – Related Party, page F-53

14. Reference is made to your response to our prior comment 41 where you believe that your accounting is reasonable and in accordance with GAAP. We do not

concur, as the guidance you cite in APBO No. 6, paragraph 12(b), presumes that the treasury stock transaction is with an "unrelated" shareholder with no exchange of stated or unstated rights or privileges. As this transaction occurred with officers of the company that provide services there is a presumption of a compensatory arrangement when there is a difference between the value of shares issued and the lesser amount being paid by the shareholder/officer for those shares. In this regard, the significant discount in the amount being paid would be attributable to the exchange of stated or unstated rights or privileges for providing services to the company and we believe should be recognized as compensation expense. With respect to accounting literature that supports this position, please refer to the guidance in paragraph 15 of SFAS No. 123(R) on the Measurement Principle for Share-Based Payment Transactions with Employees. In addition, we also refer you to guidance in Question 1 of FTB 85-6 where you account for stated or unstated rights or privileges when purchase of treasury shares are at a price significantly in excess of market value, as it presumes the price includes amounts attributable to other items. A similar analogy is made when issuing shares at an amount significantly less than its value to officers that provide services. Therefore, we reissue our comment, as previously cited, to revise your financial statements accordingly in an amendment to the Form SB-2. Please refer to our prior comment on the guidance for the appropriate note disclosure and recognition in the auditor's report that should be made with respect to the change in financial statements. Please revise, accordingly.

15. From disclosure noted in the Statement of Cash Flows and note 5 (pages F-62 and F-65, respectively), it appears the forgiveness of the related notes receivable of $94,500 has been reflected in Colmek's operating results for the three months ended January 31, 2007. In view of this amount being material, please also separately present a line item for this expense within "Operating Income" and more appropriately characterize the caption as "Non-Cash Officer Compensation Expense". Please revise the Condensed Statement of Operations, accordingly.

Unaudited Pro Forma Financial Information, pages F-70 and F-71

16. As you have included updated April 30, 2007 financial statements in the amended Form SB-2, please also update the pro forma statements in a similar manner, as follows:

(A) Condensed Pro Forma Balance Sheet as of April 30, 2007
   (**_Replacing_** _the January 31, 2007 Pro Forma Balance Sheet_)

   In deriving the updated pro forma balance sheet and its results thereto, please solely reflect the registrant's (Coda) historical balance sheet as of April 30, 2007 with the May 2007 Security Transactions (and any other material subsequent transactions), as the April 2007 Colmek acquisition and the March

& April 2007 Security Transactions are already reflected in Coda's April 30, 2007 historical balance sheet.

(B) <u>Condensed Pro Forma Statement of Operations – Six Mos. Ended April 30, 2007</u>
(***<u>Replacing</u>*** *the January 31, 2007 (3 Months) Pro Forma Statement of Operations*)

The updated statement of operations should reflect the impact of <u>all</u> transactions (e.g. Colmek Acquisition, Other Security Transactions, etc.) giving effect as if the transactions had taken place as of November 1, 2005, the beginning of the fiscal year.

In presenting the pro forma statement for this interim period, please use Coda's historical results for its six months ended April 30, 2007 and the historical pre-acquisition results of Colmek for the period November 1, 2006 to April 6, 2007 (date of acquisition), as Coda's historical results already include Colmek from its April 6, 2007 acquisition date.

Please refer to the guidance in Rule 11-02(c)(1)-(2) of Regulation S-X. Please revise and update the condensed pro forma statements including its related note disclosures (with this respective updated interim period) accordingly.

<u>Pro Form Financial Statements, page F-72</u>

17. Reference is made to your response to our prior comment 46 where you state that a footnote is included reconciling Martech financial information from pound sterling to US dollar translation basis amounts. We reissue our comment, so please include a separate detailed note that presents the reconciliation of Martech's financial information from its historical basis in pound sterling to amounts presented in the pro forma statement of operations on a US dollar basis with appropriate disclosure of the weighted average exchange rate used in the translation. Please revise accordingly.

<u>Notes to Condensed Pro Forma Unaudited Financial Statements, page F-73</u>

18. With regard to our comment number 49 from the staff letter dated June 18, 2007, it is not apparent that you have adjusted the pro forma income statement for the tax effects of the pro forma adjustments. Please revise or, if applicable, explain your conclusion that no adjustments are necessary.

General

19. Please consider the financial statement updating requirements of Item 310(g) in Regulation S-B on an ongoing basis. In this regard, please note that, when additional financial statements are filed in an amendment, the staff may require significant additional time to review the amendment.

20. In all amendments to the Form SB-2, please include a currently dated and manually signed consent from all independent public accountants.

Item 27 Exhibits

21. Exhibit 2.2 is shown as filed with this amendment, however it is not filed on Edgar. Please file the exhibit or advise.

Signature Page

22. Please have one of your officers sign in the capacity of principal accounting officer.

* * * * *

        As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 or Max Webb at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Marc J. Ross, Esq.
        Fax: (212) 930-9725